UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549





                   SCHEDULE 13D
     Under the Securities Exchange Act of 1934


            CROWLEY, MILNER AND COMPANY
                 (Name of Issuer)

                   Common Stock
          (Title of Class of Securities)

                    228093-10-0
                  (CUSIP Number)

                Paul R. Rentenbach
                Dykema Gossett PLLC
              400 Renaissance Center
              Detroit, Michigan 48243
                  (313) 568-6973
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)


                 December 8, 1997
(Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ]

































CUSIP No.228093-10-0

1. Name of Reporting Person:   JoAnn S. Cousino
   S.S. or I.R.S. Identification No. of Above Individual (optional):

      N/A

2. Check the Appropriate Box if a Member of a Group:
         (a)    [  ]
         (b)    [  ]

3. SEC Use Only

4.     Source of Funds:   00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
               [  ]

6.     Citizenship or Place of Organization:   United States

       Number of Shares       7.  Sole Voting Power
                                    130,926
       Beneficially           8.  Shared Voting Power
                                    -0-
       Owned by Each          9. Sole Dispositive Power
                                    130,926
       Reporting Person      10. Shared Dispositive Power
                 With               -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               130,926

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares
               [   ]

13.    Percent of Class Represented by Amount in Row (11)
               8.5%

14.    Type of Reporting Person:  IN






























CUSIP NO. 228093-10-0

ITEM 1.Security and Issuer

       The title of the class of equity security to which this statement relates is the Common Stock, (the "Common Stock") of Crowley, Milner and Company, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 2301 West Lafayette, Detroit, Michigan 48216.

ITEM 2.Identity and Background

       This statement is filed by JoAnn S. Cousino, 500 St. Clair, Grosse Pointe, Michigan 48230, a United States citizen. Ms. Cousino's present principal occupation is that of a private investor. During the last five years, Ms. Cousino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration

       Substantially all of the Common Stock to which this Schedule 13D relate were acquired by Ms. Cousino by operation of law, and were inherited by her from certain family members now deceased. Ms. Cousino purchased 1,500 shares in open market transactions more than five years ago.

ITEM 4.Purpose of Transaction

       Ms. Cousino intends to hold all of the Common Stock to which this
Schedule 13D relates for investment purposes. Ms. Cousino intends to review on a continuing basis her investment in the Issuer and the Issuer's business and prospects. Ms. Cousino is not currently considering the acquisition, directly or indirectly, of additional shares of Common Stock, but may consider disposing of some or all of the shares of Common Stock to which this Schedule 13D relates from time to time in the future in order to diversify her investment portfolio. At present, Ms. Cousino has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer

       (a) Ms. Cousino owns of record and beneficially 130,926 shares of Common Stock. Based on the Issuer's representation that it had 1,544,462 shares of Common Stock issued and outstanding as of December 11, 1997, Ms. Cousino may be deemed to be the beneficial owner of 8.5% of the Issuer's outstanding shares of Common Stock.

       (b)     See the response to (a) above.

       (c) The only transactions in the Common Stock by Ms. Cousino during the past 60 days were the sale of 600 shares of Common Stock on December 4, 1997 for an aggregate sales price of $5,575.02 (an average price of $9.2917 per share), in an open market transactions.

       (d)     Not applicable.

       (e)     Not applicable.

ITEM 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       None.

ITEM 7.Material to Be Filed as Exhibits

       None.



                               SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /S/ JOANN S. COUSINO
                                JoAnn S. Cousino

Dated: December 16, 1997